Exhibit 99.3

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces Executive Changes

GENEVA (June 3, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced that interim Chief Executive Officer Michelle Lock has completed her transitional mandate with the Company. Her contract was not renewed upon its expiration on May 31, 2024.

Ms. Lock will also not stand for re-election as a member of the Company's Board of Directors at the upcoming annual general meeting. Additionally, Andrew Einhorn and Melinda Keegan have transitioned out as chief financial officer and chief human resources officer, respectively. Jeremy Meinen will continue with the Company in a senior role.

Moving forward, the Company's Board of Directors is fully committed to maximizing the value of Relief Therapeutics' portfolio of therapeutic products. It will undertake a comprehensive review of all options to ensure the Company's senior management team is appropriately sized with the necessary capabilities to deliver meaningful positive results. For the time being, the Board of Directors will be responsible for overseeing the functioning of the Company and day-to-day activities will continue uninterrupted.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics' portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

contact@relieftherapeutics.com

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DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief Therapeutics. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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